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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   Form 40-F

☒	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No

☐	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	November 1, 2005	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary

Attached to this 6-K are the following items:

Exhibit

99.1                           Transaction in Own Shares – October 4, 2005

99.2                           Transaction in Own Shares – October 5, 2005

99.3                           Transaction in Own Shares – October 6, 2005

99.4                           Transaction in Own Shares – October 10, 2005

99.5                           Transaction in Own Shares – October 11, 2005

99.6                           Transaction in Own Shares – October 12, 2005

99.7                           Transaction in Own Shares – October 13, 2005

99.8                           Transaction in Own Shares – October 17, 2005

99.9                           Transaction in Own Shares – October 18, 2005

99.10                     Transaction in Own Shares – October 19, 2005

99.11                     Transaction in Own Shares – October 20, 2005

99.12                     Transaction in Own Shares – October 25, 2005

99.13                     Transaction in Own Shares – October 27, 2005

99.14                     Directorate Change – October 28, 2005

99.15                     Director Declaration – October 28, 2005

99.16                     Transaction in Own Shares – October 28, 2005

99.17                     Final Results – November 1, 2005